SEC Mail Processing

MAR 03 2022

Washington, DC

22004288

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-69465 |

# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CYNDX ADVISORS LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

485 Lexington Avenue- Suite 400
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| James McVeigh | 646-762-5514 | james@cdxadvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

| 733 Third Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 9/29/2003 | 274 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Michael Ballou, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cyndx Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIAN M HILL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HI6233785
Qualified in New York County
My Commission Expires 12-27-2022

Signature: [signature]

Title: CFO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- X (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CYNDX ADVISORS LLC
(A WHOLLY-OWNED SUBSIDIARY OF CYNDX HOLDCO INC.)
(S.E.C. I.D. No. 8-69465)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

*********

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

**TABLE OF CONTENTS**



(Confidential Pursuant To Rule 17a-5(e)(3))

EISNERAMPER

**EisnerAmper LLP**
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Cyndx Advisors LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Cyndx Advisors LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 15, 2022

"EisnerAmper" is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards. EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services. Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms.

**CYNDX ADVISORS LLC**
**(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)**

# STATEMENT OF FINANCIAL CONDITION

**DECEMBER 31, 2021**

**(Dollars In Thousands)**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 6,753 |
| Accounts Receivable | | 96 |
| Prepaid Expenses | | 104 |
| Other Assets | | 3 |
| **Total Assets** | $ | 6,956 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Accounts Payable and Accrued Expenses | $ | 2,473 |
| Contract Liabilities | | 925 |
| Due to Affiliate | | 621 |
| **Total Liabilities** | | 4,019 |
| **MEMBER'S EQUITY** | | 2,937 |
| **Total Liabilities and Member's Equity** | $ | 6,956 |

See accompanying notes to statement of financial condition.

**CYNDX ADVISORS LLC**
**(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)**

# NOTES TO STATEMENT OF FINANCIAL CONDITION

**YEAR ENDED DECEMBER 31, 2021**

**(Dollars in Thousands)**

## 1. ORGANIZATION

Cyndx Advisors LLC d/b/a CDX Advisors (the "Company"), is a Delaware limited liability company that provides financial advisory services to its clients in connection with mergers and acquisitions, financings, restructurings, and other transactions. The Company may also act as a placement agent on certain financing transactions. The Company's clients consist of public and private companies both domestic and foreign representing a variety of industries. The Company has its principal place of business in the United States located in New York, New York.

Cyndx Advisors LLC is wholly-owned subsidiary of Cyndx Holdco Inc. ("Holdco"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company received FINRA approval on October 2, 2015.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** – The financial statement is presented in U.S. dollars and prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Use of Estimates*** – The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

***Concentrations of Credit Risk*** – The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

***Credit Losses*** - The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range or reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. See Note 3 for additional information.

***Fair Value of Financial Instruments*** – At December 31, 2021, the carrying value of the Company's financial instruments, including accounts receivable, due to affiliate, and contract liabilities, approximate their fair values (level 2) due to the nature of their short-term maturities.

***Leases*** – The Company was a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the

commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rates of our leases are not readily determinable and accordingly, we use our estimated incremental borrowing rate of 7%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The lease ended in February 2021, the ROU was fully amortized and the lease liability was fully paid off.

***Advisory Fees and Financing Fees*** – The Company earns advisory fees from providing strategic advisory and merger and acquisition advisory services. The Company also earns financing fees from sourcing debt, equity and equity-linked capital for clients ranging from small, high growth business to large, multi-national corporations. Revenue for mergers and acquisition advisory and financing arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for strategic advisory contracts, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from clients prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, contract liabilities amounted to $925 which is included on the Statement of Financial Condition.

***Income Taxes and Unincorporated Business Tax*** – The Company is a single-member LLC and is a wholly owned disregarded entity for federal and state income taxes. Accordingly, no federal and state provision (benefit) has been made in the financial statement with respect to the Company's earnings (losses). The Company does not file New York City Unincorporated Business tax as it is included in Holdco's tax filings.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

## 3. ACCOUNTS RECEIVABLE

At December 31, 2021, accounts receivable consists of the following:

| | | |
|---|---|---|
| Accounts Receivable | $ | 85 |
| Recoverable Expenses | | 11 |
| | $ | 96 |

The Company's accounts receivables primarily consist of advisory fees, carried at amortized cost. The credit risk associated with accounts receivables is that any client with which it conducts business is unable to fulfill its contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Management monitors the credit risk of clients, including historical experience and current conditions. The Company estimates the credit loss for receivables amounted to zero at December 31, 2021.

## 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2021, accounts payable and accrued expenses consist of the following:

| | | |
|---|---|---|
| Compensation Accrued | $ | 2,391 |
| Accounts Payable | | 82 |
| | $ | 2,473 |

## 5. RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement in place with Holdco that was effective January 1, 2019 until August 31, 2021. Pursuant to this expense sharing agreement, the Company receives monthly payments from Holdco for shared services related to premise and occupancy and communication and information systems and pays to Holdco for the use of certain fixed assets.

Holdco charged the Company for the year ended December 31, 2021 for the rental of furniture and equipment.

The Company entered into an amended expense sharing agreement with Holdco that became effective September 1, 2021. Pursuant to this amended expense sharing agreement, the Company pays Holdco for shared services related to premise and occupancy, communication and information systems and for the use of certain fixed assets. Additionally, Holdco pays the Company for shared services related to communication and information systems.

Effective January 1, 2017, the Company entered into a licensing agreement with Cyndx Networks LLC ("Networks") (subsidiary of Holdco) for certain technology services used in support of its advisory and private placement clients. For the year ended December 31, 2021, the Company was charged for licensing fees and sales tax. For the year ended December 31, 2021, the Company charged Networks for the use of office space and other general administrative expenses.

Effective January 1, 2018, the Company and its affiliates (Holdco and Networks), entered into an agreement to allocate payroll for certain employees across the Company, Holdco and Networks.

At December 31, 2021, the Company had a liability of approximately $621 due to affiliates related to these services.

## 6. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule under the Securities & Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5 or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of approximately $2,959, which exceeds the minimum computed capital requirement of approximately $268 by $2,691. The Company's ratio of aggregate indebtedness to capital is 1.4 to 1.

## 7. CONCENTRATIONS

The Company recognized revenue from four clients which represented approximately 83% of revenue for the year ended December 31, 2021. These clients represent 0% of the accounts receivable balance as of December 31, 2021.

## 8. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") covering all eligible employees, as defined. Voluntary contributions by the participants are allowed under the Plan up to the federal statutory limits. Contributions on behalf of the employees are discretionary and are determined annually by the Company.

******